United States
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 Form 15
         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
           UNDER SECTION  OF THE SECURITES EXCHANGE ACT OF 1934

Commission File Number:  0-31214

                             PA Holdings Limited
            (Exact name of registrant as specified in its charter)

             123 Buckingham Palace Road, London, England SW1W9SR
             (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              Ordinary shares
           (Title of each class of securities covered by this Form)

                                   None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d)remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ]      Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(1)(ii)[ ]      Rule 12h-3(b)(1)(ii)[ ]
Rule 12g-4(a)(2)(i) [X]      Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii)[ ]      Rule 12h-3(b)(2)(ii)[ ]

Approximate number of holders of record as of the
certification or notice date:  285


Pursuant to the requirements of the Securities Exchange Act of 1934 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June   , 2003              BY:/s/Maxine Drabble
                                        Company Secretary